UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ILOG S.A.

(Name of Subject Company (Issuer))

INTERNATIONAL BUSINESS MACHINES CORPORATION

(Name of Filing Persons (Bidders))

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing the right to receive one ordinary share

(Title of Class of Securities)

4523601001

(CUSIP Number of Class of Securities)

Mr. Andrew Bonzani, Esq.
Vice President, Assistant General Counsel and Secretary
International Business Machines Corporation
Armonk, New York 10504
(914) 499-1900

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

With a copy to:
George A. Stephanakis, Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London, EC2Y 9HR, England
+44 207 453 1000

____________________
1 This is the CUSIP Number of the American Depositary Shares that represent the underlying ordinary shares. There is no CUSIP Number for such ordinary shares as they are not traded in the United States.

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N.A.

Form or Registration No.: N.A.

Filing Party: N.A.

Form: N.A.

Date Filed: N.A.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

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TABLE OF CONTENTS

ITEM 12.  EXHIBITS

EXHIBIT INDEX

Exhibit 99(a)(5)(F)

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SCHEDULE TO

This Tender Offer Statement on Schedule TO is being filed by International Business Machines Corporation pursuant to General Instruction D to Schedule TO.

Item 12.    Exhibits.

Exhibit	Description
99(a)(5)(A)	Press release issued by International Business Machines Corporation and ILOG S.A. dated July 28, 2008.*
99(a)(5)(B)	Analyst Presentation dated July 28, 2008.*
99(a)(5)(C)	Letter to WebSphere User Group Members dated July 28, 2008.*
99(a)(5)(D)	Letter to WebSphere Board of Advisors Members dated July 28, 2008.*
99(a)(5)(E)	Presentation Slides.*
99(a)(5)(F)	Frequently Asked Questions and Answers Regarding IBM’s Announcement of Plans to Acquire ILOG.

* Previously filed.

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Item 14. Exhibit Index.

Exhibit	Description
99(a)(5)(A)	Press release issued by International Business Machines Corporation and ILOG S.A. dated July 28, 2008.*
99(a)(5)(B)	Analyst Presentation dated July 28, 2008.*
99(a)(5)(C)	Letter to WebSphere User Group Members dated July 28, 2008.*
99(a)(5)(D)	Letter to WebSphere Board of Advisors Members dated July 28, 2008.*
99(a)(5)(E)	Presentation Slides.*
99(a)(5)(F)	Frequently Asked Questions and Answers Regarding IBM’s Announcement of Plans to Acquire ILOG.

* Previously filed.

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